SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                           ORGANIK TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  68617P 30 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


     A.J. SALOMON, 35 AUSTIN LANE, ALAMO, CALIFORNIA 94507 - (925) 487-2623
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                AUGUST 20, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 4 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68617P 30 4                13D                       Page 2 of 4 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


             TELEMAX GLOBAL COMMUNICATIONS, INC. (863049136RT0001)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [_]
     (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                 ONTARIO, CANADA

________________________________________________________________________________
               7    SOLE VOTING POWER
                                                        8,000,000
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                                            -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                                             8,000,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                                            -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    8,000,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      45%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68617P 30 4                13D                       Page 3 of 4 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.


Common Stock, no par value

________________________________________________________________________________
Item 2.  Identity and Background.

     (a)  Telemax Global Communications, Inc.

     (b)  736 Dundas Street East, Toronto, Ontario, Canada M5A 2C3

     (c) Telemax Global Communications is in the business of issuing prepaid telephone cards in Canada and providing long distance telephone service in Canada.

     (d) Reporting entity has not been convicted, during the past five years, in a criminal proceeding.

     (e) Reporting entity has not been a party to a proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Entity was incorporated in Ontario, Canada.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

Telemax Global Communications acquired the 8,000,000 shares of the Issuer's common stock for $40,000 which was paid from the working capital of Telemax Global Communication.

________________________________________________________________________________
Item 4.  Purpose of Transaction.


The shares were issued by the Issuer in order to raise working capital.

On November 16, 2001, the Issuer and Telemax Global Communications entered into a Plan and Agreement of Reorganization pursuant to which the Issuer will issue 9,000,000 shares of its common stock in exchange for all of the outstanding shares of Telemax Global Communications. As a result of this reorganization, shareholders of Telemax Global Communications will own approximately 91% of the Issuer's then outstanding common stock.

Prior to the consummation of the above-referenced reorganization, the Issuer intends to effect a 1 for 20 reverse stock split.

Upon the consummation of the above-referenced reorganization, the present board of directors and management will be replaced by directors and management designated by Telemax Global Communications.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a)  8,000,000 share, forty-five percent (45%)

     (b)  8,000,000 shares

     (c) A Plan and Agreement of Reorganization has been entered into between the Issuer and the Reporting Entity (see Item 4 above)

     (d)  Not applicable

     (e)  Not applicable

CUSIP No. 68617P 30 4                13D                       Page 4 of 4 Pages

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


Telemax Global Communications may (but is not required to) at some future date, distribute the 8,000,000 shares on a pro rata basis to its shareholders.


________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.


A Letter of Intent between Organik Technologies Inc. and Newco, Inc. dated August 1, 2001 is filed as an exhibit to this Schedule 13D. (Note: the rights and obligations of Newco Inc. were subsequently assumed by Telemax Global Communications)

________________________________________________________________________________



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    January 10, 2002
                                        ----------------------------------------
                                                         (Date)


                                                    /s/ Evan Karras
                                        ----------------------------------------
                                                       (Signature)


                                                Evan Karras, President
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).